SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

40426A208

(CUSIP Number)

Red Coral Group Limited

Trustnet Chambers

P.O. Box 6444

Road Town, Tortola, British Virgin Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting persons I.R.S. Identification nos. of above persons (entities only) Red Coral Group Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds 00
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,794,143 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,794,143 (1)
11	Aggregate amount beneficially owned by each reporting person 1,794,143 (1)(2)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 12.2%(2)
14	Type of reporting person OO

(1)	All figures reported reflect the 1-for-20 reverse stock split on January 31, 2007.
(2)	Based upon 14,657,163 shares outstanding, which was the total number of shares outstanding as of December 1, 2009 as reported in the Issuer’s Registration Statement on Form S-3 filed on December 3, 2009.

1	Name of reporting persons I.R.S. Identification nos. of above persons (entities only) Norbert Sporns
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds 00
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canadian
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,794,143
	9	Sole dispositive power 0
	10	Shared dispositive power 1,794,143
11	Aggregate amount beneficially owned by each reporting person 1,794,143
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 12.2%
14	Type of reporting person IN

1	Name of reporting persons I.R.S. Identification nos. of above persons (entities only) Lillian Wang Li
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds 00
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canadian
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,794,143
	9	Sole dispositive power 0
	10	Shared dispositive power 1,794,143
11	Aggregate amount beneficially owned by each reporting person 1,794,143
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 12.2%
14	Type of reporting person IN

1	Name of reporting persons I.R.S. Identification nos. of above persons (entities only) Harry Wang Hua
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds 00
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canadian
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,794,143
	9	Sole dispositive power 0
	10	Shared dispositive power 1,794,143
11	Aggregate amount beneficially owned by each reporting person 1,794,143
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 12.2%
14	Type of reporting person IN

This Amendment No. 2 to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Red Coral Group Limited, Norbert Sporns, Lillian Wang Li and Harry Wang Hua (collectively, the “Reporting Persons”) on April 2, 2004 (the “Initial Statement”) and subsequently amended on September 11, 2006 (with the Initial Statement, the “Amended Statement”) is being filed on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Amended Statement by updating the information set forth on the cover pages and the information set forth below under Item 5. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 2 have the same meanings as those set forth in the Amended Statement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated as set forth below:

(a) Each Reporting Person is deemed to be the beneficial owner of 1,794,143 shares of the Issuer’s Common Stock, constituting approximately 12.2% of the shares of Common Stock outstanding. The aggregate percentage of shares reported herein is based upon 14,657,163 shares of Common Stock outstanding, which was the total number of shares of Common Stock outstanding as of December 1, 2009 as reported in the Issuer’s Registration Statement on Form S-3 filed on December 3, 2009.

(b) The table below sets forth for each of the Reporting Persons the number of Issuer’s Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

Reporting Person	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
Red Coral Group Limited	0	1,794,143	0	1,794,143
Norbert Sporns	0	1,794,143	0	1,794,143
Lillian Wang Li	0	1,794,143	0	1,794,143
Harry Wang Hua	0	1,794,143	0	1,794,143

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2010

RED CORAL GROUP LIMITED

By:	/s/ Norbert Sporns
Name:	Norbert Sporns
Title:	Authorized Signatory

NORBERT SPORNS

By:	/s/ Norbert Sporns

LILLIAN WANG LI

By:	/s/ Lillian Wang Li

HARRY WANG HUA

By:	/s/ Harry Wang Hua

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of April 2, 2004, by and among Red Coral Group Limited, Norbert Sporns, Lillian Wang Li and Harry Wang Hua (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on April 2, 2004).